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                                                                      EXHIBIT 7

                                August 14, 1996

Mr. Maynard Jenkins
6450 Via Del Oro
San Jose, California 95119

Dear Maynard:

  As a material inducement for you to continue to provide valuable leadership, management and guidance of Orchard Supply Hardware Corporation (the "Company") during the transition period before and after a Change of Control (as defined below) of the Company, the Board of Directors of the Company has authorized the following special bonus, payable to you on the terms and conditions set forth below:

  1. In the event a "person" or a "group" acquires "beneficial ownership" (within the meanings given such terms under Rule 13d-3 promulgated under the Securities Exchange Act of 1934) of greater than 51% of (a) the capital stock of Orchard Supply Hardware Stores Corporation or (b) the capital stock or assets of the Company, on or before December 30, 1996, through one or a series of transactions (a "Change of Control"), you shall be entitled to payment of a special bonus in cash in an amount equal to the lesser of (x) $800,000 or (y) $1,475,000 less any amounts attributable to any options to purchase the Company's Common Stock held by you ("Stock Options") that are treated as "parachute payments" under Section 280G of the Internal Revenue Code of 1986, as amended ("Section 280G"), on the Payment Date (as defined below), payable in full on January 15, 1997 (the "Payment Date"), provided that

    (a) you were employed by the Company on the date of the Change of Control; and

    (b) (i) you are employed by the Company or, if applicable, the surviving or successor corporation, on the Payment Date; or

      (ii) after the Change of Control but prior to the Payment Date, your employment has been terminated without "cause" by the Company or the surviving or successor corporation; or

      (iii) after the Change of Control but prior to the Payment Date, your employment has been terminated due to your death or total disability for any consecutive six month period.

  For purposes of this Letter Agreement, "cause" shall have the meaning set forth in that certain Employment Agreement by and between the Company and you, as amended (the "Employment Agreement").

  2. In the event that after a Change of Control your employment is terminated by the Company or, if applicable, the surviving or successor corporation (including termination of the Employment Agreement under Section 6(a) thereof by the Company or the surviving or successor corporation), other than termination by the Company for cause or due to your death or total disability for any consecutive six month period, you shall be entitled to the following additional amounts:

    (a) such amount, if any, in cash which would otherwise be payable to you under Section 6(c) of the Employment Agreement but for the limitation contained in such section with respect to Section 280G; and

    (b) payment of an amount intended to cover the additional taxes you incur as a result of the application of Section 280G to the amounts described in Paragraph (a) and Section 1 above, determined as follows:

      (i) in the event the termination of your employment occurs within one year of the Change in Control, (A) reimbursement of all taxes, interest and penalties due by reason of the application of
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    Section 280G to any compensation you might receive under Section 1 or
    Section 2(a) above or attributable to any Stock Options and (B) an amount necessary to satisfy the taxes (including those imposed by reason of the application of Section 280G) imposed on the payments described in this Subparagraph (i); provided, however, that the payments under this Subparagraph (i) shall only apply in the event that your income tax return filed for the year in which you receive the payments described in Section 1 and Section 2(a) above treats the appropriate portion of either of those payments as an excess parachute payment under Section 280G, in which event you shall be paid the amounts described in this Subparagraph (i) at the time you file such income tax return; or

      (ii) in the event the termination of your employment occurs one year or more following the Change of Control, (A) reimbursement of all taxes, interest and penalties due by reason of the application of
    Section 280G to any compensation you might receive under Section 1 or
    Section 2(a) above or attributable to any Stock Options and (B) an amount necessary to satisfy the taxes (including those imposed by reason of the application of Section 280G) imposed on the payments described in this Subparagraph (ii). However, the payments under this Subparagraph (ii) shall only apply in the event that your income tax returns as originally filed for the years in which you receive the payments described in Section 1 and Section 2(a) above do not treat any portion of either of those payments as an excess parachute payment under Section 280G unless the Company or the surviving or successor corporation treats the same portion(s) of the payment(s) as an excess parachute payment under Section 280G. In connection therewith, the Company or the surviving or successor corporation shall timely advise you if it intends to treat such payments as excess parachute payments under Section 280G, and in the event you are not so advised, the income tax return(s) that you file shall not treat such payments as excess parachute payments under Section 280G. Furthermore, the Company or the surviving or successor corporation has the right to select counsel and to control the proceedings with the Internal Revenue Service regarding the application of Section 280G to the payments described in this
    Section 2. Subject to the provisions of this Subparagraph (ii), the amounts described in this Subparagraph (ii) shall be paid to you at the time the Company or the surviving or successor corporation advises you that it intends to treat a portion of such payments as an excess parachute payment under Section 280G or, in the event it does not so notify you, promptly upon a final determination that a portion of either of the payments described in Section 1 and Section 2(a) above shall be treated as an excess parachute payment under Section 280G.

  3. In connection with a Change of Control, in the event that the Company does not survive, the Company shall require the Company's obligations under this Letter Agreement to be assumed by the surviving or successor corporation.

  4. This Letter Agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devises and legatees. If you should die while any amounts would still be payable to you hereunder if you had continued to live, all such amounts shall be paid in accordance with the terms of this Letter Agreement to your devisee, legatee or other designee or, if there be no such designee, to your estate.

  5. Except as expressly provided herein, this Letter Agreement is independent of all other written agreements between you and the Company, and of any employee benefit or stock option plan maintained by the Company, and no provision of this Letter Agreement shall be construed to modify or limit any provision of, or right or obligation of any party under any such other written agreement or plan.

  6. The validity and interpretation of this Letter Agreement shall be governed by the laws of the State of California, without reference to the conflict of law principles thereof.

  7. All payments due hereunder shall be subject to all required withholdings for income taxes, FICA and other applicable taxes.

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  8. Payments made to you under this Letter Agreement are for valued services to be performed by you, which services are of great benefit to the Company, and are not for any past services performed by you.

  If the terms of this Letter Agreement meet your approval, please return a signed copy of this Letter Agreement to the undersigned.

                                          Very truly yours,

                                          Orchard Supply Hardware Corporation

                                            /s/ Stephen M. Hilberg
                                          By __________________________________
                                            Stephen M. Hilberg,
                                            President and Chief Financial
                                            Officer

ACCEPTED AND AGREED TO:

/s/ Maynard Jenkins
_______________________________________
Maynard Jenkins

August 14, 1996

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